UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

FLUX POWER HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

344057 104
(CUSIP Number)

Michael Johnson
985 Poinsettia Avenue, Suite A, Vista, California 92081
877-505-3589
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057 104
1.
Names of Reporting Persons .................................................................................................................. Esenjay Investments LLC
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ............................................................................................................................................................... □

(b) ............................................................................................................................................................... □

3	SEC Use Only
4.	Source of Funds (See Instructions) ......................................................................................................... OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................... N/A
6.	Citizenship or Place of Organization ...................................................................................................... Texas limited liability company
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ........................................................................................................................... 0
8. Shared Voting Power ....................................................................................................................... 34,986,290
9. Sole Dispositive Power ................................................................................................................... 0
10. Shared Dispositive Power ............................................................................................................... 34,986,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ..................................................... 34,986,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ................. □
13.	Percent of Class Represented by Amount in Row (11) .......................................................................... 55.92%(1)
14.

Type of Reporting Person (See Instructions)
 ...................................................................................................................................................................... OO

(1) Based on 47,555,576 shares of common stock outstanding as reported in the 10-K filed October 15, 2013.

CUSIP No. 344057 104
1.
Names of Reporting Persons .................................................................................................................... Michael Johnson
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ................................................................................................................................................................ □

(b) ................................................................................................................................................................ □

3	SEC Use Only
4.	Source of Funds (See Instructions) ......................................................................................................... OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................... N/A
6.	Citizenship or Place of Organization ...................................................................................................... United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ........................................................................................................................... 258,537 (1)
8. Shared Voting Power ........................................................................................................................ 34,986,290
9. Sole Dispositive Power .................................................................................................................... 258,537 (1)
10. Shared Dispositive Power ................................................................................................................ 34,986,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ...................................................... 35,244,827 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .................. □
13.	Percent of Class Represented by Amount in Row (11) ........................................................................... 56.11%(1)(2)
14.

Type of Reporting Person (See Instructions)
 ........................................................................................................................................................................ IN

(1) Includes options to purchase 258,537 shares of common stock which are exercisable within 60 days.
(2) Based on 47,555,576 shares of common stock outstanding as reported in the 10-K filed October 15, 2013.

AMENDMENT NO. 1 TO SCHEDULE 13D/A

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D/A (this “Statement”)  relates to shares of common stock, $0.001 par value of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 985 Poinsettia Avenue, Suite A, Vista, California 92081.

Item 2.  Identity and Background

This statement is being filed on behalf of Esenjay Investments LLC and Mr. Johnson (together referred to herein the “Reporting Person”):

1.	Esenjay Investments LLC

(a)	Esenjay Investments LLC is a limited liability company formed in Texas (the “Company”).

(b)          The Company’s principal office is located at 500 North Water Street, Suite 1100
Corpus Christi, Texas 78401-0236.

(d)	Within the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Michael Johnson

(a)	Michael Johnson, an individual.

(b)	Mr. Johnson’s address is 985 Poinsettia Avenue, Suite A, Vista, California 92081.

(c)	Mr. Johnson was appointed as a Director of the Issuer on July 12, 2012. Mr. Johnson is also a director and shareholder of Esenjay Investments LLC.

(d)	Within the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Johnson acquired indirect  beneficial ownership of an additional 15,000,000 shares of the Issuer’s common stock, consisting of 10,000,000 shares of common stock and warrants to purchase 5,000,000 shares upon exercise of the warrants (“Unit Purchase”) on January 13, 2014 pursuant to the terms of that certain Unit Subscription Agreement accepted on January 13, 2014 (the “Subscription Agreement”), between the Issuer and the Company.  Pursuant to the Subscription Agreement, the Company purchased 10 Units, for an aggregate purchase price of $600,000, or $60,000 per Unit, of which (i) $200,000 was paid in cash, and (ii) $400,000 was paid in the form of forgiveness of $400,000 of principal amount outstanding under the Esenjay Secondary Revolving Promissory Note for Operating Capital dated October 1, 2011 for $1,000,000, as amended.   Each Unit consisting of (i) 1,000,000 shares of common stock of the Issuer at a price per common share of $0.06 and (ii) 500,000 warrants, with each warrant entitling the holder to purchase one share of common stock at an exercise price of $0.20 per share at any time for a period of up to five (5) years from the issuance date at which time the warrant will expire.

Mr. Johnson also holds options to purchase 295,470  shares of common stock, of which Mr. Johnson has a right to exercise 258,537 shares within 60 days of the filing of this Statement.

As a result of the Unit Purchase,  the Company beneficially owns an aggregate of 34,986,290 shares of the Issuer.  Mr. Johnson, by virtue of his ownership and control of the Company, is deemed to beneficially own 35,244,827 shares of common stock of Issuer, of which 34,986,290 shares are directly owned by the Company and 258,537 shares represents Mr. Johnson’s right to acquire shares of common stock of the Issuer within sixty days upon exercise of his options.  Ownership of  35,244,827 shares (the “Shares”)  represents 56.11 % of such outstanding class of the Issuer’s securities.  The percentage calculation is based on 47,555,576 shares of common stock outstanding as reported in the 10-K filed October 15, 2013.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the Issuer’s Shares for investment purpose.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Company beneficially owns an aggregate of 35,244,827 shares of the Issuer.    Mr. Johnson, by virtue of his ownership and control of the Company, is deemed to beneficially own 35,244,827 shares of the Issuer of which 34,986,290 shares are directly owned by the Company and 258,537 shares represents Mr. Johnson’s right to acquire shares of common stock of the Issuer within 60 days upon exercise of his options.  Ownership of  35,244,827 shares, which   represents 56.11 % of such outstanding class of the Issuer’s securities.  The percentage calculation is based on 47,555,576 shares of common stock outstanding as reported in the 10-K filed October 15, 2013.

(b)
The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Esenjay Investments LLC	-	34,986,290	-	34,986,290
Michael Johnson	258,537	34,986,290	258,537	34,986,290

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)
The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7.  Materials to be Filed as Exhibits

Exhibit A-Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                     ESENJAY INVESTMENTS LLC

                      /s/ Michael E. Johnson
                      Name:  Michael E. Johnson
                      Title:  President

                      Date:  1-20-14

                      MICHAEL JOHNSON

                     /s/ Michael E. Johnson
                      Name:  Michael E. Johnson
                      Date:  1-20-14

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Amendment No. 1 to Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is not accurate.  The undersigned each expressly authorize each other to file on any and all amendments to such statement on their behalf.  The undersigned agree that this joint filing agreement may be signed in counterparts.

                          ESENJAY INVESTMENTS LLC

                         /s/ Michael E. Johnson
                         Name:  Michael E. Johnson
                         Title:  President
                         Date:  1-20-14

                          MICHAEL JOHNSON

                        /s/ Michael E. Johnson
                         Michael Johnson, an individual

                         Date:  1-20-14